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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                FIRST USA, INC.
                                      AND
                           FIRST USA CAPITAL TRUST I
                                (NAME OF ISSUER)

                                FIRST USA, INC.
                                      AND
                           FIRST USA CAPITAL TRUST I
                      (NAME OF PERSON(S) FILING STATEMENT)

                       9.33% SERIES A CAPITAL SECURITIES
                                      AND
                       9.33% SERIES B CAPITAL SECURITIES
                         (TITLE OF CLASS OF SECURITIES)

                          33735F AA 7, 33735F AB 5 AND
                                  33735F AC 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

              PHILIP E. TAKEN, ESQ.                    PETER ATWATER
    GENERAL COUNSEL AND SENIOR VICE PRESIDENT     ADMINISTRATIVE TRUSTEE
                 FIRST USA, INC.                 FIRST USA CAPITAL TRUST I
                 1601 ELM STREET                      1601 ELM STREET
               DALLAS, TEXAS 75201                  DALLAS, TEXAS 75201
                 (214) 849-3738                       (214) 849-3738
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    Copy to:
                                RANDALL H. DOUD
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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                                  JUNE 2, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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         Transaction Valuation                   Amount of Filing Fee*
         ---------------------                   ---------------------
            $241,003,833.33                            $48,200.77
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  * In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

    Amount Previously Paid: N/A           Filing Party: N/A
    Form or Registration No.: N/A          Date Filed: N/A

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                                  INTRODUCTION

     This Issuer Tender Offer Statement on Schedule 13E-4 relates to the offer by First USA, Inc. a Delaware corporation ('First USA'), to purchase for cash any and all of the 9.33% Series A Capital Securities (the 'Series A Capital Securities') issued and any and all of the 9.33% Series B Capital Securities (together with the Series A Capital Securities, the 'Securities') to be issued by First USA Capital Trust I, a Delaware business trust, at $[1,155] per $1,000 liquidation amount (plus accumulated and unpaid distributions up to, but not including, the settlement date), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the 'Offer'), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer of the securities to which this statement relates is FIRST USA, INC., a Delaware corporation ('First USA'), which has its principal executive offices at 1601 Elm Street, 47th Floor, Dallas, Texas 75201 and FIRST USA CAPITAL TRUST I, a Delaware business trust (the 'Trust'), which has its principal executive offices at 1601 Elm Street, 47th Floor, Dallas, Texas 75201.

     (b) The information contained in 'INTRODUCTION', 'Background of the Offer; Purpose', 'Amount of Securities', and 'Transactions and Arrangements Concerning the Securities' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'INTRODUCTION' and 'Price Range of the Securities and Dividends' of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in 'Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in 'INTRODUCTION', 'Background of the Offer; Purpose', 'Effects of the Offer', 'Source and Amount of Funds', 'Certain Information Concerning First USA and BANC ONE' and 'Transactions and Arrangements Concerning the Securities' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in 'INTRODUCTION' and 'Transactions and Arrangements Concerning the Securities' of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in 'Background of the Offer; Purpose', 'Source and Amount of Funds' and 'Transactions and Arrangements Concerning the Securities' of the Offer to Purchase is incorporated herein by reference.

                                       i
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ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in 'Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The financial information set forth in 'Certain Information Concerning First USA and BANC ONE' of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in said section, is incorporated herein by reference.

     The incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a holder of the Securities whether to sell, tender, or hold the Securities being sought in the Offer.

ITEM 8. ADDITIONAL INFORMATION.

     (a) The information set forth in 'Background of the Offer; Purpose' of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in 'Certain Legal Matters; Regulatory Approvals' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'Effects of the Offer' of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated June 2, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated June 2, 1997.


     (a)(5) Guidelines for Certification of Taxpayer Identification Number.

     (a)(6) Press Release dated June 2, 1997.

     (b) Not applicable.

     (c) Agreement and Plan of Merger, dated as of January 19, 1997, and amended as of April 23, 1997, between First USA and BANC ONE CORPORATION, an Ohio corporation ('BANC ONE'). The Merger Agreement, as originally executed, is incorporated by reference to Exhibit 2.2 to First USA's Current Report on Form 8-K filed on January 28, 1997, and the amendment to the Merger Agreement is incorporated by reference to Exhibit 2.2 to BANC ONE's Current Report on Form 8-K filed on April 24, 1997.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                       FIRST USA, INC.

                                       By: /s/ Peter W. Atwater
                                           Name: Peter W. Atwater
                                           Title: Executive Vice President and
                                                  Treasurer

Dated: June 2, 1997

                                      iii
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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                       FIRST USA CAPITAL TRUST I

                                       By: /s/ PETER W. ATWATER
                                           Name: Peter W. Atwater
                                           Title: Administrative Trustee

Dated: June 2, 1997

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                                 EXHIBIT INDEX

EXHIBIT    DESCRIPTION
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 (a)(1) -- Offer to Purchase dated June 2, 1997.

 (a)(2) -- Letter of Transmittal.

 (a)(3) -- Notice of Guaranteed Delivery.

 (a)(4) -- Letter to brokers, dealers, commercial banks, trust companies and other nominees dated June 2, 1997.

 (a)(5) -- Guidelines for Certification of Taxpayer Identification Number.

 (a)(6) -- Press Release dated June 2, 1997.

 (b)    -- Not applicable

 (c) -- Agreement and Plan of Merger, dated as of January 19, 1997 and amended as of April 23, 1997, between First USA and BANC ONE CORPORATION, an Ohio corporation ('BANC ONE'). The Merger Agreement, as originally executed, is incorporated by reference to Exhibit 2.2 to First USA's Current Report on Form 8-K filed on January 28, 1997, and the amendment to the Merger Agreement is incorporated by reference to Exhibit 2.2 to BANC ONE's Current Report on Form 8-K filed on April 24, 1997.

 (d)    -- Not applicable.

 (e)    -- Not applicable.

 (f)    -- Not applicable.